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                                                                      EXHIBIT 12
                                                                      ----------

                     [British Telecommunications plc Logo]

                                                               November 10, 1997


            BT IN DEFINITIVE AGREEMENT TO SELL ITS 20 PER CENT STAKE
                               IN MCI TO WORLDCOM

          BT today announced that it had reached a definitive agreement for the sale of its 20 per cent stake in MCI Communications Corporation to WorldCom for approximately $7 billion or $51 per share in cash.

          BT owns approximately 137 million MCI shares. Additionally, BT will receive a $465 million break-up fee, including expenses, according to the terms of the merger agreement between MCI and BT. The break-up fee is payable immediately.

          Including the break-up fee, the transaction--which WorldCom expects to close in mid-1998--represents a pre-tax gain on BT's investment in the region of $2.25 billion.

          BT, which owns 75.1 per cent of Concert Communications Services, the joint venture with MCI, will keep control of Concert and has a call option on the 24.9 per cent owned by MCI. BT will be free to pursue other US alliances and investments.

          Sir Iain Vallance, Chairman of BT, said: "This agreement clearly gives an immediate benefit to our shareholders and retains both BT's ability to meet the needs of customers and the flexibility to pursue an aggressive global strategy with a strong US presence."

          Sir Peter Bonfield, Chief Executive of BT, said: "BT remains strongly positioned and has many opportunities to pursue alternative alliances in the US. For our customers, MCI will remain our Concert distributor in the US and continuity of high quality services is ensured."

          The transaction is subject to MCI and WorldCom shareholder and regulatory approvals.

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Enquires:

BT
BT Corporate Newsroom               0171-356-5369
BT North America                    001-212-418-7860
Jim Barron


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                                                                      EXHIBIT 12
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

Sard Verbinnen & Co.             001-212-687-8080
George Sard
Paul Verbinnen

N M Rothschild & Sons Limited    0171-280-5000
Tony Alt
Nigel Higgens

Rothschild Inc.                  001-212-403-3500
Yves-Andre Istel
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